Exhibit 15.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of Red Metal Resources Ltd. (the “Company” or “Red Metal”), has been prepared by management, in accordance with the requirements of National Instrument 51-102 as of May 31, 2022, and should be read in conjunction with consolidated financial statements for the years ended January 31, 2022 and 2021, and the related notes contained therein which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) for annual financial information. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. The Company is presently a “Venture Issuer” as defined in National Instrument 51-102. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com and the Company’s website at http://www.redmetalresources.com.

References to “Red Metal”, the “Company”, “we”, “us”, “our” or similar terms refer to Red Metal Resources Ltd. and its wholly-owned subsidiary, Minera Polymet SpA, which owns a 100% interest in three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. All of the Company’s mineral properties are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile.

All financial information in this MD&A has been prepared in accordance with IFRS and all dollar amounts are quoted in Canadian dollars, the reporting and functional currency of the parent Company, unless specifically noted. The functional currency for the Company’s Chilean subsidiary is the Chilean peso.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements in this MD&A may constitute forward-looking information, future oriented financial information, or financial outlooks (collectively, “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may relate to this MD&A, the Company’s future outlook and anticipated events or results and, in some cases, can be identified by terminology such as “may”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “targeted”, “possible”, “continue” or other similar expressions concerning matters that are not historical facts and include, but are not limited in any manner to, those with respect to commodity prices, mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates, the timing and amount of future production, the timing of construction of any proposed mine and process facilities, capital and operating expenditures, the timing of receipt of permits, rights and authorizations, and any and all other timing, development, operational, financial, economic, legal, regulatory and political factors that may influence future events or conditions, as such matters may be applicable.

In particular, this MD&A contains forward-looking statements pertaining to the following:

●	expectations regarding revenue, expenses and operations;
●	the Company having sufficient working capital and being able to secure additional funding necessary for the continued exploration of the Company’s mineral interests;
●	expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects;
●	expectations regarding drill programs and potential impacts thereof;
●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;
●	treatment under applicable governmental regimes for permitting and approvals; and
●	key personnel continuing their employment with the Company. See “Risk Factors”.

Such forward-looking statements are based on a number of material factors and assumptions, and include the ultimate determination of mineral reserves, if any, the availability and final receipt of required approvals, licenses and permits, sufficient working capital to develop and operate any proposed mine, access to adequate services and supplies, economic conditions, commodity prices, foreign currency exchange rates, interest rates, access to capital and debt markets and associated costs of funds, availability of a qualified work force, and the ultimate ability to mine, process and sell mineral products on economically favourable terms.

1 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Actual results may vary from such forward-looking information for a variety of reasons, including but not limited to risks and uncertainties disclosed in this MD&A. Forward-looking statement are based upon management’s beliefs, estimates and opinions on the date the statements are made and, other than as required by law, the Company does not intend, and undertakes no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Investors are cautioned against placing undue reliance on forward-looking statements.

Uncertainty Associated with Global Outbreak of COVID-19

In March of 2020, the World Health Organization declared an outbreak of COVID-19 a global pandemic. The COVID-19 outbreak has impacted vast array of businesses through the restrictions put in place by most governments internationally, including the USA, Canadian and Chilean governments, as well as provincial and municipal governments, regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown to what extent the COVID-19 outbreak may impact the Company and its operations as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place world-wide to fight the spread of the virus. While the extent of the impact is unknown, the COVID-19 outbreak may hinder the Company’s ability to raise financing for exploration or operating costs due to uncertain capital markets, supply chain disruptions, increased government regulations and other unanticipated factors, all of which may also negatively impact the Company’s business and financial condition.

First-Time Adoption of IFRS

The consolidated financial statements for the year ended January 31, 2022, are the first the Company has prepared in accordance with IFRS. For periods up to and including the year ended January 31, 2021, the Company prepared its financial statements in accordance with United States generally accepted accounting principles (“GAAP”). Accordingly, the Company has prepared financial statements that comply with IFRS applicable as at January 31, 2022, together with the comparative period data for the year ended January 31, 2021. In preparing the financial statements, the Company’s opening statement of financial position was prepared as at February 1, 2020.

The Company assessed the effects of adoption of IFRS on the consolidated financial statements for the years ended January 31, 2022 and 2021, and determined that the adoption did not result in changes to the amounts presented in the Consolidated Financial Statements for the years ended January 31, 2022 and 2021.

Change in Functional and Presentation Currency

Effective February 1, 2021, we changed our presentation currency from US dollars to Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its industry peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively.

In order to satisfy the requirements of IAS 21 – The effects of changes in foreign exchange rates, with respect to the change in presentation currency, the consolidated financial statements for all years presented have been restated from USD to CAD as follows: (i) the consolidated income statements and consolidated statements of comprehensive income have been translated into the presentation currency using the average exchange rates prevailing during each reporting period, (ii) all assets and liabilities have been translated using the period-end exchange rates, (iii) all resulting exchange differences have been recognized in accumulated other comprehensive loss, and (iv) shareholders’ deficit balances have been translated using historical rates based on rates in effect on the date of material transactions.

2 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

The functional currency of our Company and our wholly-owned subsidiary is the currency of the primary economic environment in which the entity operates. We reconsider the functional currency of our entities if there is a change in events and conditions which determined the primary economic environment. The continuation of Red Metal from Nevada to British Columbia, listing of our common shares on the Canadian Securities Exchange, as well as closing two separate private placements in Canadian dollars, have significantly increased our exposure to the Canadian dollar. Therefore, as of February 1, 2022, we adopted Canadian dollar as corporate entity’s functional currency on a prospective basis. Minera Polymet continues to use Chilean peso as its functional currency.

COMPANY OVERVIEW

Background

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005, as Red Lake Exploration, Inc. On August 27, 2008, the name of the Company was changed to Red Metal Resources Ltd. On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia by means of a process called a “conversion” under the Nevada Revised Statutes and a “continuation” under the Business Corporations Act (British Columbia). Upon the Company’s continuation to British Columbia, the Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value.

On November 18, 2021, the Company filed a final non-offering prospectus ( the “Prospectus”) with the B.C. Securities Commission and became a reporting issuer in the province of British Columbia. The common shares of the Company were approved for listing on the Canadian Securities Exchange (the “CSE”) and began trading under the symbol “RMES” as of market open on November 25, 2021, and the Company automatically became a reporting issuer in the province of Ontario. The Company’s common shares continue to trade on the OTC Link alternative trading system on the OTC PINK marketplace under the symbol “RMESF”.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 595 Burrard Street, Suite 700, Vancouver, British Columbia, V7X 1S8. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8.

On August 21, 2007, the Company formed Minera Polymet Limitada (“Polymet”) as a limited liability company, under the laws of the Republic of Chile. On September 28, 2015, the Company changed Polymet’s incorporation from Limited Liability Company to a Closed Stock Corporation (“SpA”). As of the date of this MD&A the Company owns 100% of Polymet, which holds its Chilean mineral property interests.

The Company is engaged in the business of mineral exploration in Chile with the objective to explore and, if warranted, develop mineral properties. All of the Company’s mineral concessions are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile. The Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. In addition to holding these active properties, as an exploration company, the Company periodically stakes, purchases or options claims to allow time and access to fully consider the geological potential of claims.

The Company’s flagship project, the Farellón Project, is an early-stage exploration property consisting of eight mining concessions totaling 1,234 hectares.

Consistent with the Company’ historical practices, the Company’s management continues to monitor its costs in Chile by reviewing the Company’s mineral claims to determine whether they possess the geological indicators to economically justify the capital to maintain or explore them. As at the time of this MD&A, Polymet has six employees and engages independent consultants on as needed basis. Most of the Company’s support - such as vehicles, office, and equipment - is supplied under short-term contracts. The only long-term commitments that the Company has are for royalty payments on four of its mineral concessions - Farellón Alto 1 - 8, Quina 1 - 56, Exeter 1 - 54, and Che. These royalties are payable once exploitation begins. The Company is also required to pay property taxes that are due annually on all the concessions that are included in its properties.

3 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

The cost and timing of all planned exploration programs are subject to the availability of qualified mining personnel, such as consulting geologists, geo-technicians and drillers, and drilling equipment. Although Chile has a well-trained and qualified mining workforce from which to draw and few early-stage companies such as Red Metal are competing for the available resources, if the Company is unable to find the personnel and equipment needed at the prices that were budgeted for the programs, the Company might have to revise or postpone its exploration plans.

OVERVIEW OF MINERAL PROPERTIES

As of the date of this MD&A the Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property (see Figure 1 below)

Figure 1 - Location and access to active properties (accessible by road from Vallenar)

Mineral Tenure

Chile’s current mining and land tenure policies were incorporated into laws in 1982 and amended in 1983. The laws were established to secure the property rights of both domestic and foreign investors to stimulate mining development in Chile. While the state owns all mineral resources, exploration and exploitation of these resources is permitted by acquiring mining concessions which are granted by the courts according to the law.

4 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Concessions are defined by UTM coordinates representing the centre-point of the concession and dimensions (in metres) in north-south and east-west directions. There are two kinds of concessions, mining and exploration, and three possible stages of a concession to get from an exploration concession to a mining concession: ‘pedimento’, ‘manifestacion’, and ‘mensura’ (see below for descriptions). An exploration concession (‘pedimento’) can be placed on any area, whereas the survey to establish a permanent exploitation concession (‘mensura’) can only be effected on “free” areas where no other mensuras exist.

Pedimento

A pedimento is an initial exploration concession with well-defined UTM coordinates delineating the north-south and east-west boundaries. The minimum size of a pedimento is 100 ha and the maximum is 5,000 ha, with a maximum length-to-width ratio of 5:1. A pedimento is valid for a maximum period of 2 years. At the end of the 2-year period it can either be reduced in size by at least 50% and renewed for an additional 2 years or, entered into the process to establish a permanent concession by converting it into a manifestacion. New pedimentos are allowed to overlap pre-existing pedimentos, however, the pedimento with the earliest filing date always takes precedence providing the concession holder maintains their concession in accordance with the Mining Code of Chile and the applicable regulations.

Manifestacion

Before a pedimento expires, or at any stage during its two-year life (including the first day the pedimento is registered), it may be converted to a manifestacion. A manifestacion is valid for 220 days, and then prior to the expiry date, the owner must request an upgrade to a mensura.

Mensura

Prior to the expiration of a manifestacion, the owner must request a survey (mensura). After acceptance of the Survey Request (‘Solicitud de Mensura’), the owner has approximately 12 months to have the concession surveyed by a government licensed surveyor. The surrounding concession owners may witness the survey, which is subsequently described in a legal format and presented to the National Mining Service of Chile (Sernageomin) for technical review, which includes field inspection and verification. Following the technical approval by Sernageomin, the file returns to a judge of the appropriate jurisdiction, who dictates the constitution of the claim as a mensura (equivalent to a patented claim in Canada). Once constituted, an abstract describing the claim is published in Chile’s official mining bulletin (published weekly), and 30 days later the claim can be inscribed in the appropriate Mining Registry (Conservador de Minas).

Once constituted, a mensura is a permanent property right, with no expiration date. As long as the annual fees (‘patentes’) are paid in a timely manner (from March to May of each year), clear title and ownership of the mineral rights is assured in perpetuity. Failure to pay the annual patentes for an extended period can result in the concession being listed for ‘remate’ (auction sale), wherein a third party may acquire a concession for the payment of back taxes owed (plus a penalty payment). In such a case, the claim is included in a list published 30 days prior to the auction and the owner has the possibility of paying the back taxes plus penalty and thus removing the claim from the auction list.

Due to the complicated nature of the land tenure system in Chile, Red Metal has engaged a land tenure specialist who sends a monthly report on the status of all claims in the areas we are working in. This report includes a list of any new concessions in our area along and any obligation on our part to notify new concession holders of our existing concessions.

5 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Table 1 - Active Properties

		Hectares
Property	Percentage, type of claim	Gross area	Net area(a)
Farellón
Farellón Alto 1 – 8	100%, mensura	66
Quina 1 – 56	100%, mensura	251
Exeter 1 – 54	100%, mensura	235
Cecil 1 – 49	100%, mensura	228
Teresita	100%, mensura	1
Azúcar 6 – 25	100%, mensura	88
Stamford 61 – 101	100%, mensura	165
Kahuna 1 – 40	100%, mensura	200
		1,234	1,234
Perth
Perth 1-36	100%, mensura	109
Rey Arturo 1-30	100%, mensura	276
Lancelot 1 1-27	100%, mensura	260
Galahad IA 1 44	100%, mensura	217
Camelot 1 53	100%, mensura	227
Percival 4 1 60	100%, mensura	300
Tristan II A 1 55	100%, mensura	261
Galahad IB 1 3	100%, mensura	10
Tristan II B 1 4	100%, mensura	7
Merlin IB 1 10	100%, mensura	38
Merlin A 1 48	100%, mensura	220
Lancelot II 1 23	100%, mensura	115
Galahad IC	100%, mensura	4
		2,044	2,044
Mateo
Margarita	100%, mensura	56
Che 1 and Che 2	100%, mensura	76
Irene and Irene II	100%, mensura	60
		192
Overlapped claims(a)		(10)	182
			3,460

(a)	Irene and Irene II overlap each other; the net area of both claims is 50 hectares.

Table 2 - Property acquisition costs

	January 31, 2022	Effect of foreign currency translation	January 31, 2021 (restated)*	Effect of foreign currency translation	January 31, 2020 (restated)*
Farellón Project
Farellón	$432,389	$(41,403)	$473,792	$19,043	$454,749
Quina	166,660	(15,958)	182,618	7,341	175,278
Exeter	169,270	(16,209)	185,479	7,455	178,024
Sub-total, Farellón Project	768,319	(73,570)	841,889	33,839	808,051
Perth Project	53,454	(5,119)	58,573	2,354	56,219
Total property acquisition costs	$821,773	$(78,690)	$900,463	$36,193	$864,270

*Restated for change in presentation currency

6 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Table 3 - Exploration costs for the year ended January 31, 2022 (excluding regulatory fees associated with claim maintenance fees of $6,058).

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$24,321	$52,151	$10,716	$87,188
Geology	27,509	-	-	27,509
Drilling	150,222	-	-	150,222
Equipment used	5,754	-	-	5,754
Camp costs (including meals and travel)	30,938	-	-	30,938
Total exploration costs	$238,744	$52,151	$10,716	$301,611

Table 4 - Exploration costs for the year ended January 31, 2021 (excluding regulatory fees associated with claim maintenance fees of $5,722). (restated)*

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$684	$-	$-	$684
Geology	-	-	-	-
Drilling	-	-	-	-
Equipment used	-	-	-	-
Camp costs (including meals and travel)	866	-	-	866
Total exploration costs	$1,550	$-	$-	$1,550

*Restated for change in presentation currency

Carrizal Property – Farellón And Perth Projects

Technical Report

The information in this MD&A with respect to the Carrizal Property is derived from the report titled “Independent Technical Report on the Carrizal Cu-Co-Au Property” dated November 28, 2020, written by Scott Jobin-Bevans, Ph.D., PMP, P. Geo of Caracle Creek International Consulting Inc. (the “Technical Report”). The Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Jobin-Bevans is an independent “Qualified Person” for purposes of NI 43-101. The full text of the Technical Report is available for review at the mailing address of the Company at 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8, and may also be accessed online under the Company’s SEDAR profile at www.sedar.com and on the Company’s website http://www.redmetalresources.com.

Property Description and Location

The Carrizal Property is located approximately 700 km north of Chile’s capital city of Santiago, in Region III, referred to as the “Region de Atacama”. The Carrizal Property lies within the Carrizal Alto Mining District, straddling the border between Huasco and Copiapo provinces, approximately 75 km northwest of the City of Vallenar, 150 km south of Copiapo, and 20 km west of the Pan-American Highway. The centre of the Carrizal Property is situated at coordinates 308750 mE and 6895000 mN (PSAD56 UTM Zone 19, Southern Hemisphere).

The Carrizal Property has historically been subdivided into two separate projects, namely the Perth and Farellón project areas, representing roughly the northern and southern halves of the Carrizal Property, respectively. The Carrizal Property consists of 21 mining concessions (“mensuras”). The Carrizal Property covers a total area of 3,278 hectares (2,044 ha in the Perth Project and 1,234 ha in the Farellón Project) (Figure 2).

7 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Figure 2 - Location of the Farellón and Perth projects claim blocks of the Carrizal Property, Region III, Region de Atacama, northern Chile

Accessibility

The Carrizal Property is readily accessible from the City of Vallenar, Chile, via both paved and well-maintained dirt roads. Access is primarily gained by taking the Pan-American highway (Ruta 5) north from Vallenar to the Carrizal turn-off (approximately 20 km north). From the turn-off, a well-maintained dirt road runs to the CMP Cerro Colorado iron mine and continues to Canto del Agua and towards Carrizal Alto. From this route, a dirt side road then leads directly to the Carrizal Property (Figure 1).

Title/Interest

The Company owns all of the concessions in the Carrizal Property, through right of title.

Surface Rights and Legal Access

The surface rights of the Carrizal Property are owned by the Chilean government; however, if the Carrizal Property is developed and mined at a later date, the surface rights will need to be secured as part of the permitting process. Surface rights are rented to mines for the life of the mine by the Chilean government and claim holders have legal unimpeded access to their pedimentos and mensuras.

Other Land Tenure Agreements

There are pre-existing Net Smelter Return Royalties (“NSR”) on the properties as outlined in Table 5 below and there are no other known land tenure agreements regarding the Carrizal Property. To date, all mining concessions that comprise the Carrizal Property have been surveyed by the Chilean government.

8 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Table 5 - Pre-existing NSRs on various concessions, Carrizal Property

Concession Name	Concession Type	Concession Number	NSR (%)	Buy Back USD$	NSR2* (%)
Southern claim block (Farellón)
Farellón Alto 1 - 8	Mensura	033030156-2	1.5*	600,000	1.5
Cecil 1 - 49	Mensura	033030329-8			2.5
Azúcar 6 - 25	Mensura	033030342-5			2.5
Kahuna 1 - 40	Mensura	033030360-3			2.5
Stamford 61 - 101	Mensura	033030334-4			2.5
Teresita	Mensura	033030361-1			2.5
Quina 1 - 56	Mensura	033030398-0	1.5*	1,500,000	1.5
Exeter 1 - 54	Mensura	033030336-0	1.5*	750,000	1.5
Northern claim block (Perth)
Perth 1 - 36	Mensura	033030383-2			2.5
Rey Arturo 1 - 30	Mensura	033030638-6			2.5
Lancelot 1 1 - 27	Mensura	033022832-6			2.5
Galahad IA 1 - 44	Mensura	03201D252-K			2.5
Camelot 1 - 53	Mensura	03201D253-8			2.5
Percival 4 1 - 60	Mensura	03201D256-2			2.5
Tristan II A 1 - 55	Mensura	03201D264-3			2.5
Galahad IB 1 - 3	Mensura	03201D55-4			2.5
Tristan II B 1 - 4	Mensura	03201D251-1			2.5
Merlin IB 1 - 10	Mensura	033030691-2			2.5
Merlin A 1 - 48	Mensura	033030692-0			2.5
Lancelot II 1 - 23	Mensura	033030690-4			2.5
Galahad IC	Mensura	03201D254-6			2.5

Pursuant to Mining Royalty Agreements dated July 29, 2020 (“Mining Royalty Agreements”), Polymet offered royalties to each of Richard Jeffs, Caitlin Jeffs and Joao (John) da Costa (each a “Royalty Holder”) for total aggregate consideration of USD$5,000. The Mining Royalty Agreements have not been finalized in accordance with Chilean law in part due to the current COVID restrictions preventing the parties from executing the agreement under applicable Chilean Law. Upon finalization according to Chilean law, any future royalties arising from the sale of mineral and other materials from the mining properties listed in the table below located in Chile (collectively, the “Carrizal Property”) will be payable to each of the Royalty Holders in accordance with the terms of their respective Mining Royalty Agreements. The royalty payments are only payable as soon as Polymet initiates or restarts the operation, exploitation, and consequent sale of mineral and other materials from the Properties.

9 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Table 6 – Net Smelter Returns Royalty to be paid (%)

Property	Richard Jeffs, Major Shareholder(1)	Caitlin Jeffs, CEO and Director(1)	Joao da Costa, CFO and Director(1)	Cecilia Alday	David Mitchell	Minera Stamford S.A.
Farellon Alta 1 - 8(2)	0.75	0.45	0.30	1.5
Cecil 1 - 49	1.25	0.75	0.50
Azúcar 6 - 25	1.25	0.75	0.50
Kahuna 1 - 40	1.25	0.75	0.50
Stamford 61 - 101	1.25	0.75	0.50
Teresita	1.25	0.75	0.50
Quina 1 - 56 (3)	0.75	0.45	0.30		1.5
Exeter 1 - 54(4)	0.75	0.45	0.30			1.5
Perth 1 - 36	1.25	0.75	0.50
Rey Arturo 1 - 30	1.25	0.75	0.50
Lancelot II 1 - 40	1.25	0.75	0.50
Lancelot 1 1 - 27	1.25	0.75	0.50
Merlin IB 1 - 10	1.25	0.75	0.50
Merlin I A 1 - 48	1.25	0.75	0.50
Tristan II B 1 - 4	1.25	0.75	0.50
Galahad IA 1 - 44	1.25	0.75	0.50
Camelot 1 - 60	1.25	0.75	0.50
Galahad I C 1 - 60	1.25	0.75	0.50
Tristan II A 1 - 60	1.25	0.75	0.50
Galahad I B 1 - 3	1.25	0.75	0.50
Percival 4 1 - 60	1.25	0.75	0.50

(1)	Each of the NSR’s to Richard Jeffs, Caitlin Jeffs and Joao da Costa will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of USD$10,000 per Royalty Holder will be paid. Pursuant to Chilean law, this agreement is not fully complete until registered against the land title in Chile.
(2)	Farellon Alto 1 – 8 is subject to a royalty in favour of Cecilia Alday Limitada equal to 1.5% of the net smelter return that Polymet receives from the property to a maximum of USD$600,000. The royalty is payable monthly and is subject to a monthly minimum of USD$1,000 when Red Metal starts selling any minerals it extracts from the property.
(3)	Red Metal has the right to buy out the royalty for a one-time payment of USD$1,500,000.
(4)	Red Metal has the right to buy out the royalty for a one-time payment of USD$750,000.

Environmental Liabilities

There are no known environmental liabilities within the Carrizal Property. The Company has not applied for any environmental permits on the Carrizal Property and has been advised that none of the exploration work completed to date requires an environmental permit. For all exploration work in Chile, any damage done to the land must be repaired.

The Llanos de Challe National Park, which was created in July 1994, covers the southern 750 m of the Farellón 1-8 concession. According to the Mining Code of Chile, to mine or complete any exploration work within the park boundaries, the Company will be required to get written authorization from the Chilean government.

Geological Setting

Regional Geology

Chile is divided into three major physiographic units running north-south, namely the Coastal Cordillera, Central Valley (also termed the Central Depression), and the High Cordillera (Andes). The Carrizal Property lies within the Coastal Cordillera, on the western margin of Chile.

There are five main geological units within the Coastal Cordillera, including, (1) early Cretaceous back-arc basin marine carbonates (east); (2) late-Jurassic to early-Cretaceous calc-alkaline volcanic arc rocks (central); (3) early-Cretaceous Coastal batholith (west) (Marschik, 2001); (4) the Atacama fault zone (west) (Marschik, 2001); and, (5) Paleozoic basement metasedimentary rocks along the western margin (Hitzman, 2000).

10 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

The Coastal Cordillera formed in the Mesozoic Era as major plutonic complexes were emplaced into broadly contemporaneous arc and intra-arc volcanics and underlying Paleozoic deformed metasediments (Hitzman, 2000). This time period also saw development of the NW-trending brittle Atacama fault system, followed by widespread extension-induced tilting. Sedimentary sequences accumulated immediately east of the Mesozoic arc terrane in a series of interconnected, predominantly marine, back-arc basins. Early- to mid-Jurassic through mid-Cretaceous volcanism and plutonism throughout the Coastal Cordillera and immediately adjoining regions are generally considered to have taken place under variably extensional conditions in response to retreating subduction boundaries (slab roll-back) and steep, Mariana-type subduction (Hitzman, 2000).

Local Geology

The Carrizal Property covers two distinct contact zones between Paleozoic metasedimentary rocks in the central section, and late Jurassic diorites and monzodiorites to the northwest and southeast (Figure 3).

Paleozoic metasedimentary rocks belonging to the Chanaral Metamorphic Complex are composed of shales, phyllites and quartz-feldspar schists/gneisses (Minera Stamford, 2000). The sedimentary rocks have a strong NNE-striking shallow foliation dipping ~40° southeast. The intrusives towards the southeast corner of the Carrizal Property, in the Farellón Project area, belong to the Canto del Agua formation and consist of diorites and gabbros hosting many NE-oriented intermediate-mafic dykes. These diorites are known to host extensive veining with copper and gold mineralization (Arevalo and Welkner, 2003). Locally, a small stock-like felsic body, called Pan de Azucar, with lesser satellite dykes, intrudes the diorite. The intrusive relationship between the diorite and metasediments on this south end of the Carrizal Property always appears to be tectonic (Willsteed, 1997).

Figure 3 - Local geology surrounding the Carrizal Property (after Grocott et al., 2009)

11 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Property Geology

The southern contact zone between the metasedimentary rocks and the diorite is a mylonitic shear zone, ranging between 5m and 15m in width, striking NNE, and dipping 65○ to the northwest. This shear zone is host to mineralized quartz-calcite veins that splay off to the east into the diorites of the adjacent Carrizal Alto Mine area.

The Perth project area at the northern end of the Carrizal Property, also hosts a significant NS-trending vein swarm. Although these veins pinch and swell, they are generally 2m wide and have been measured up to 6 m wide. Individual veins can be traced from a few 100m to greater than 2km in length. Most of the veins identified thus far on surface lie within the metasedimentary rocks, however several veins have been traced cross-cutting the northern metasediment-granodiorite contact (Figure 4).

Figure 4 - Property geology of the Carrizal Property, northern Chile (geology after Arevelo and Welkner, 2003)

Mineralization

The Carrizal Property occurs within the Central Andean IOCG Province (Sillitoe, 2003; Figure 5). Vein type, plutonic-hosted IOCG deposits such as Carrizal Alto, and by extension the contiguous Carrizal Property, are characterized by a distinct mineralogy that includes not only copper and gold but also cobalt, nickel, arsenic, molybdenum, and uranium (Sillitoe, 2003; Clark, 1974). All of the IOCG deposits in the region are partially defined by their iron content in the form of either magnetite or hematite (Sillitoe, 2003).

12 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Figure 5 - The Central Andean IOCG Province of northern Chile (Sillitoe, 2003).

A variety of alteration assemblages has been noted in the Chilean deposits according to whether or not the deposits are hematite or magnetite dominated:

1.	Magnetite-rich veins contain appreciable actinolite, biotite and quartz, as well as local apatite, clinopyroxene, garnet, hematite and K-feldspar, and possess narrow alteration haloes containing one or more of actinolite, biotite, albite, K-feldspar, epidote, quartz, chlorite, sericite and scapolite.

2.	Hematite-rich veins tend to contain sericite and/or chlorite, with or without K-feldspar or albite, and to possess alteration haloes characterized (Sillitoe, 2003) by these same minerals. Typically the vein deposits of the coastal Cordillera are chalcopyrite, actinolite and magnetite deposits (Ruiz, 1962).

Carrizal Alto, just east of the Carrizal Property, has historically been known as a significant cobalt deposit (Ruiz, 1962; Clark, 1974) and has returned cobalt grades of up to 0.5% Co in the form of cobaltiferous arsenopyrite (Sillitoe, 2003; Ruiz, 1962), carrollite, and other cobalt sulfides (Clark, 1974). Copper mineralization on the Carrizal Property consists of malachite and chrysocolla in the oxide zone and chalcopyrite in the sulfide zone. There is some indication that in the oxide zone some of the copper mineralization is tied up in a goethite-bearing clay matrix (Willsteed, 1997; Floyd, 2009).

Alteration associated with the greater shear zone is comprised of actinolite, biotite, sericite, epidote, quartz and carbonate mineralization. The sulfidized quartz-calcite veins occurring within the shear zone can display an intense pyrite-sericite-biotite alteration halo. In places, there is massive siderite and ankerite alteration (Minera Stamford, 2000).

13 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Deposit Types

The main target on the Carrizal Property is vein-style iron oxide-copper gold (IOCG) mineralization associated with a shear contact between intrusive diorite and metasedimentary rocks, containing significant amounts of iron oxide, copper, gold and cobalt, distinctive of IOCG deposits in the region (Sillitoe, 2003). IOCG deposits of northern Chile are known to exist in the belt from just south of the town of Vallenar (almost 29°S) to just south of Chanaral (26°S) (Hitzman, 2000). Although this deposit type covers a wide spectrum, the characteristic IOCG deposits of northern Chile have been clearly defined by Sillitoe (2003) as the following:

Iron oxide-copper-gold deposits, defined primarily by their elevated magnetite and/or hematite contents, constitute a broad, ill-defined clan related to a variety of tectono-magmatic settings. The youngest and, therefore, most readily understandable IOCG belt is located in the Coastal Cordillera of northern Chile and southern Peru, where it is part of a volcano-plutonic arc of Jurassic through Early Cretaceous age. The arc is characterized by voluminous tholeiitic to calc-alkaline plutonic complexes of gabbro through granodiorite composition and primitive, mantle-derived parentage. Major arc-parallel fault systems developed in response to extension and transtension induced by subduction rollback at the retreating convergent margin. The arc crust was attenuated and subjected to high heat flow. IOCG deposits share the arc with massive magnetite deposits, the copper-deficient end-members of the IOCG clan, as well as with manto-type copper and small porphyry copper deposits to create a distinctive metallogenic signature.

The IOCG deposits display close relations to the plutonic complexes and broadly coeval fault systems. Based on deposit morphology and dictated in part by lithological and structural parameters, they can be separated into several styles: veins, hydrothermal breccias, replacement mantos, calcic skarns and composite deposits that combine all or many of the preceding types. The vein deposits tend to be hosted by intrusive rocks, especially equigranular gabbrodiorite and diorite, whereas the larger, composite deposits (e.g. Candelaria-Punta del Cobre) occur within volcano-sedimentary sequences up to 2 km from pluton contacts and in intimate association with major orogen-parallel fault systems. Structurally localized IOCG deposits normally share faults and fractures with pre-mineral mafic dykes, many of dioritic composition, thereby further emphasizing the close connection with mafic magmatism. The deposits formed in association with sodic, calcic and potassic alteration, either alone or in some combination, reveal evidence of an upward and outward zonation from magnetite-actinolite-apatite to specular hematite-chlorite-sericite and possess Cu-Co-Au-Ni-As-Mo-U-(LREE) (light rare earth element) signature reminiscent of some calcic iron skarns around diorite intrusions. Scant observations suggest that massive calcite veins and, at shallower paleodepths, extensive zones of barren pyritic feldspar-destructive alteration may be indicators of concealed IOCG deposits.

The Carrizal Property lies well within the Chilean IOCG belt and fits many of the tectonic and mineralogical definitions outlined by Sillitoe (2003). The Carrizal Property is considered to be a vein-style IOCG deposit with significant amounts of iron oxide, copper, gold and cobalt distinctive of IOCG deposits in the region.

The main targets on the Carrizal Property are the two mineralized shear contact zones between the metasediments and diorites (Farellón Project area) and monzodiorites (Perth Project area). The shear zone has been interpreted to host several parallel, mineralized lenses.

Exploration History

The current Carrizal Property is comprised of two contiguous blocks, namely the Farellón to the south and Perth to the north (Figure 1). Both of these blocks border the historically-productive Carrizal Alto Mine to the east, sharing geological and mineralogical attributes, and for consistency, the historical names have been retained.

Farellón Project Area

The Farellón block of concessions, which are contiguous with the Carrizal Alto Mine area, was mined on a limited basis in the 1940s. Very little information remains from this time period, except for a few plans of the limited underground mining (SERNAGEOMIN National Archives, Santiago, Chile).

In 1963, eight samples were taken from two high grade veins from the accessible workings within the Farellón project area, namely Veta Pique and Veta Naciente. These samples were analyzed for copper, gold, silver, and gangue oxides (Table 7). Unfortunately, no units of measure were provided in the 1963 report accompanying the assay grades, although wt% is most likely for copper. In conjunction with historic records from the 1940s, this information was incorporated into a mineral resource estimate (see below).

14 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

In the 2010 Technical Report by Micon on the Company’s Farellón Property (which corresponds roughly to the current Farellón Project area), the author stated that “no attempt was made to verify the sampling program of 1963, as the workings were not entirely accessible and there is no sample location map upon which to attempt to duplicate the samples” (Lewis, 2010).

Table 7 - Grades of Cu, Au, and Ag from Veins of the Farellón Project

Sample		Length	Grade
Number	Vein	(m)	Cu	Au	Ag	CaO	FeO	MgO	SiO2
1	Veta Pique	2.5	1.8	0.5	5	47.89	6.54	0.27	1.34
2	Veta Pique	2.45	6.9	1	20	31.14	13.77	0.3	2
3	Veta Pique	3	3	1	10	46.43	5.86	0.26	2.5
4	Veta Pique	1	1.2	0.2	5	31.52	3.49	0.3	25.66
5	Veta Naciente	2	2.4	0.5	5	47.99	5.52	0.32	1.5
6	Veta Naciente	1.8	3	1	5	38.25	6.09	0.23	17.84
7	Veta Pique	1.7	1.7	0.5	3	43.77	4.51	0.28	10
8	Veta Naciente	0.8	1.6	0.5	3	28.8	3.71	0.23	29.54
Total*		1.8	2.1	0.6	5	40.66	5.1	0.27	12.62

* The arithmetic average for the total in the table excludes Sample 2.

Derived from the 1963 report in the Sernageomin files, National Archives, Chile.

Oliver Resources, an Irish-based company, through its Chilean subsidiary Oliver Resources Chile Ltda., briefly explored the Farellón Property in 1990 with a stream sediment sampling program and sampling of the Farellón Alto and Bajo mine dumps.

The Farellón Property was incorporated into a larger land package called the Azucar Project in the 1990s, owned by Minera Stamford S.A. (Minera Stamford), a Chilean exploration company. In a joint venture with Metalsearch, an Australian company, exploration on these concessions included geological mapping, rock chip sampling, soil geochemistry, reverse circulation (RC) drilling and metallurgical sampling. Geological mapping of the Azucar project showed a NE-trending sheared contact 50 to 200 m wide, containing significant consistent mineralization along a 2 km strike length. Minera Stamford collected 152 rock chip and dump samples from prospective areas along the mineralized shear zone, of which 36 samples fell within the boundary of the Farellón Project. Samples were analyzed for gold, copper and cobalt. The highest gold sample within the Farellón Property was 13.50 g/t Au, the highest copper result was 6.15% Cu, and the highest cobalt result was 0.68% Co. A total of 591 soil samples were also taken by Minera Stamford, but no records of this work have been located.

A reverse circulation drilling program of 33 holes totaling 6,486m was completed between 1996 and 1997 targeting the shear zone on the Azucar property by the JV between Minera Stamford and Metalsearch. Twenty-two of these holes were located within the Farellón Project area, representing a total of 3,918m. Drill holes were placed at irregular intervals along the mineralized shear zone, and the holes were sampled at regular 1m intervals along their entire length. Results of this drill campaign confirmed the consistent presence of mineralization in the shear zone, to a vertical depth of ~200 m. The highest gold concentration was 21.03 g/t Au, the highest copper result was 9.21% Cu, and the highest cobalt result was 0.58% Co (all of these results are over 1m intervals).

15 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Table 8 - Summary of the Minera Stamford-Metalsearch JV Reverse Circulation Drill Hole Statistics for the Farellón Project area

	UTM Coordinates
Hole Number	Easting	Northern	Elevation (m)	Azimuth (°)	Dip (°)	Depth (m)
FAR-96-06	308962.3	6888011	573	110	-62	100
FAR-96-07	308954.2	6888059	560	110	-62	163
FAR-96-09	309131.2	6888706	552	95	-65	242
FAR-96-010	309167.3	6888980	557	112	-75	211
FAR-96-011	309155.5	6888870	565	102	-62	169
FAR-96-013	309092.8	6888659	540	110	-65	257
FAR-96-014	309131.5	6888703	552	90	-90	203
FAR-96-015	309155	6888867	565	90	-90	200
FAR-96-016	309128.3	6888882	565	111	-65	200
FAR-96-017	309165.4	6888979	557	90	-90	200
FAR-96-018	309181	6889026	562	115	-65	51
FAR-96-019	309180	6889026	562	90	-90	200
FAR-96-020	309138.7	6888640	553	140	-65	150
FAR-96-021	309137.9	6888641	553	90	-90	200
FAR-96-022	309086.1	6888591	564	131	-65	150
FAR-96-023	309085.3	6888601	564	90	-90	200
FAR-96-024	309057.6	6888503	544	110	-65	150
FAR-96-025	309056.6	6888503	544	90	-90	172
FAR-96-026	309029.9	6888387	544	140	-65	150
FAR-96-027	309029.3	6888387	544	90	-90	199
FAR-96-028	309337.5	6889279	500	112	-65	150
FAR-96-029	309336.5	6889280	500	90	-90	201
Total						3,918

Table provided by Red Metal Resources Ltd.

Table 9- Summary of significant intercepts from the 1996-1997 RC Drilling Program by Minera Stamford and Metalsearch within the Farellón Project area

Drill Hole	Significant Interval (m)			Assay Results
	From	To	Length	Gold (g/t)	Copper (%)	Cobalt (%)
FAR-96-06	49	54	5	0.15	0.73	0.01
FAR-96-07	25	34	9	0.38	1.05	0.02
FAR-96-09	57	84	27	0.51	0.91	0.03
FAR-96-010	31	36	5	1	0.68	0.04
FAR-96-011	20	26	6	0.67	0.46	0.02
FAR-96-013	86	93	7	0.87	1.68	0.04
FAR-96-014	77	83	6	0.66	0.85	0.06
FAR-96-015	59	79	20	0.99	0.98	0.06
	99	109	10	0.18	1.02	0.03
FAR-96-016	24	26	2	0.95	1.57	0.02
	64	70	6	0.73	0.81	0.07
FAR-96-020	14	16	2	0.46	1.85	0.05
	39	43	4	0.75	0.9	0.03
FAR-96-021	22	25	3	4.17	5.29	0.11
FAR-96-022	29	39	10	1.53	1.31	0.04
FAR-96-022	100	108	8	3.72	2.49	0.06
FAR-96-023	50	53	3	0.48	1.1	0.06
	59	64	5	0.28	0.78	0.03
	132	147	15	0.6	1.42	0.03
FAR-96-024	33	36	3	0.94	2.89	0.06
FAR-96-025	65	85	20	0.97	1.22	0.02
FAR-96-028	55	58	3	0.12	0.52	0.06
FAR-96-029	30	34	4	0.18	1.15	0.07

The historic Farellón workings are in metamorphic units within the sheared metamorphic/tonalite contact zone which is about 200 m wide. The workings are large but restricted to the oxide zone and range from 1-20 m wide. A sample of the wall rock and quartz veined metamorphic rocks taken by Minera Stamford returned 3.0% copper, 1.4 g/t gold, 0.08% cobalt, and 1.1% arsenic.

The lower Farellón workings are several hundred metres to the south and associated with massive siderite. A sample collected by Minera Stamford of the lode material returned 5.6% copper, 2.4 g/t gold, 0.02% cobalt. A 20-ton trial parcel of material from the Farellón workings in the 1950s is reported to have returned over 1% cobalt.

The Company acquired the rights to the Farellón Property on April 25, 2008, upon its Chilean subsidiary exercising the option to buy the property from Minera Farellón. The Company drilled five RC drill holes in 2009, totaling 725m using a Tramrock Dx40 RC rig. This larger rig necessitated widening existing roads rehabilitating access to old drill pads. The drill program was designed to twin some of the Minera Stamford 1996-1997 drill holes for data verification, as no geological information was recovered from the Minera Stamford drill program and assays were not accompanied by laboratory certificates. One drill hole tested 100m below the known mineralization, and another hole tested continuity of mineralization between previously drilled sections.

16 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Collar locations and azimuths for the 2009 drilling were surveyed using a total station surveying tool. Each drill hole had 1.5m of blue PVC piping added to it as a surface pre-collar which was cemented into place to permanently denote the drill hole location. Downhole surveys were completed on all drill holes from the 2009 program and on six drill holes from the 1996-1997 Minera Stamford program (holes 9, 14, 20, 21, 22, and 23). Surveying of all historic drill holes surrounding the current drilling was attempted, but some of the holes were caved and the survey tool was unable to be lowered into the hole.

Table 10 - Summary of Red Metal’s 2009 RC Drill Program on the Farellón Project

	UTM Coordinates
Hole Number	Easting	Northern	Elevation (m)	Azimuth (°)	Dip (°)	Depth (m)	Comments
FAR-09-A	309,086	6,888,591	550	131	-65	125	twinning FAR-96-22
FAR-09-B	309,125	6,888,709	560	95	-65	100	twinning FAR-96-09
FAR-09-C	309,127	6,888,922	555	105	-65	145	testing continuity between sections
FAR-09-D	308,955	6,888,696	539	95	-65	287	testing depth extent of mineralization
FAR-09-E	309,133	6,888,645	551	Vertical	-90	68	twinning FAR-96-21
Total						725

Table 11 contains the significant intervals calculated from the 2009 RC drill program by the Company. The intervals are reported as core lengths, as the true width of the mineralized zones have not been determined.

Table 11 - Summary of significant intercepts from Red Metal’s 2009 RC Drill Program on the Farellón Project

DI9:P21rill Hole Number	Assay Interval (m)				Assay Grade
		From	To	Core Length	Gold (g/t)	Copper (%)	Cobalt (%)
FAR-09-A		32	37	5	0.59	1.3	0.02
		97	106	9	0.44	1.63	0.04
	including	103	106	3	0.48	2.49	0.07
FAR-09-B		56	96	40	0.27	0.55	0.02
	including	60	63	7	0.46	1.42	0.04
		75	87	12	0.71	1.28	0.03
FAR-09-C		77	82	5	4.16	2.57	0.05
FAR-09-D		95	134	39	0.11	0.58	0.01
	including	95	103	8	0.33	2.02	0.02
FAR-09-E		25	30	5	0.54	1.35	0.02
		65	68	3	0.58	1.46	0.06

Results from the 2009 drilling confirmed the general location and tenor of the mineralization determined during the 1996-1997 Minera Stamford drilling program, however, the 2009 program was not able to reproduce the historical gold assays within holes FAR-09-A and FAR-09-E, designed to duplicate historical holes FAR-96-22 and FAR-96-21, respectively. In the case of FAR-09-E, the disparity between the historical 1996-1997 and 2009 assays was also found with respect to copper. All drill holes during the 2009 drilling program intersected oxide facies mineralization with only minor amounts of sulfide (e.g. hole FAR-09-D).

In 2011, the Company completed a second drilling program, consisting of nine reverse circulation holes and two combined RC/diamond drill (core) holes. Chips and core recovered consisted of 2,050m of RC drilled, and 183m of diamond (core), for a total of 2,233m. The program was designed to expand the known mineralized zone down-dip to 200m vertical depth, extend the known mineralized strike length of the overall deposit to 700m, and infill large gaps with holes drilled at 75m spacing. Two of the drill holes finished with diamond drill core, providing information to better define the structural controls on mineralization.

17 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Collar locations and azimuths for the 2011 drilling were surveyed using a handheld GPS. The Company used a magnetic REFLEX EZ-TRAC instrument to complete downhole surveys using a digital remote gyroscope. Downhole surveys were completed on all 11 drill holes from the 2011 program every 50-100m downhole so most drill holes had at least three readings taken along with the one at the surface. Due to the high magnetic susceptibility of the subsurface, the azimuth reading and the magnetic readout gave inaccurate readouts. Therefore, only the downhole dip could be recorded with any level of confidence. The significant assays are reported as core lengths as the true width of the mineralized zone was not established.

Table 12 - Survey information from Red Metal’s 2011 Combined RC/Diamond drilling program.

	UTM Coordinates (PSAD 56)
Hole Number	Easting	Northern	Elevation (masl)	Azimuth (°)	Dip (°)	Depth (m)	Comments
FAR-11-001	309,298	6,889,226	499	130	-65	101
FAR-11-002	309,180	6,889,140	508	130	-65	228
FAR-11-003	308,992	6,888,677	517	130	-60	200
FAR-11-004	309,095	6,888,808	513	130	-65	200
FAR-11-005	309,041	6,888,760	497	130	-60	143	Abandoned at 143 m
FAR-11-006	309,113	6,888,870	556	130	-80	200
FAR-11-007	309,113	6,888,870	556	130	-60	162
FAR-11-008	309,104	6,888,984	531	130	-65	200
FAR-11-009	308,955	6,888,710	536	130	-65	247	Diamond 200-247 m
FAR-11-010	309,007	6,888,852	528	130	-60	300	Diamond 164-300 m
FAR-11-011	309,031	6,888,950	541	130	-65	252
Total						2,233

Table 13 - Significant intercepts from Red Metal’s 2011 drill program on the Farellón Project.

Drill hole Number	Assay Interval (m)				Assay Grade
		From	To	Core Length	Gold (ppm)	Copper (%)	Cobalt (%)
FAR-11-001		36	49	13	0.35	2.51	0.06
	including	36	44	8	0.53	3.95	0.09
FAR-11-002	Zone faulted off, no significant intercepts
FAR-11-003		150	155	5	0.28	0.4	0.03
FAR-11-004		141	145	4	0.01	0.73	0.01
FAR-11-005		124	133	9	0.26	0.84	0.02
	Hole lost in mineralization
FAR-11-006		80	112	32	0.99	1.35	0.02
FAR-11-007		64	70	6	0.7	0.66	0.07
FAR-11-008		98	102	4	0.26	0.85	0.01
FAR-11-009		202	211.55	9.55	0.42	0.95	0.05
FAR-11-010		179.13	183	3.87	0.39	0.5	0.05
FAR-11-011		54	56	2	0.48	0.97	0.03

Drilling returned copper results as high as 8.86% Cu, with 0.80 g/t Au over 1 m (FAR-11-001), and 5.35 g/t Au, 4.77% Cu, and 0.024% Co over a 2m interval (FAR-11-006). There was evidence of pinching and swelling in the mineralized vein structures, as significant intercepts ranging in width from 2m to 32m. Ten of the eleven drill holes contained significant intercepts. Drill hole FAR-11-002 did not intercept the interpreted mineralized zone, likely due to a misinterpretation of localized fault off-set of the mineralized vein.

18 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

All significant intercepts from the 2011 drilling program were dominated by supergene oxide mineralization from surface to ~150m depth. Sulfide mineralization was minimal within this shallow depth range, becoming more abundant as the transition to the hypogene zone approached below ~150m depth. This transition zone was highly variable depending on faulting, groundwater flow pathways, and variable elevation. Below 150m, hypogene conditions dominated, resulting in abundant sulfide mineralization, as seen in drill holes FAR-11-003 (177-182m), FAR-11-009 (202-211.55m), and FAR-11-010 (179.13-183m). Supergene mineralization was dominated by malachite, chrysocolla, and copper±gold within goethite and limonite iron oxides. Alteration haloes were associated with supergene mineralization such as carbonate, limonite, hematite, goethite, and manganese oxide. Other alteration minerals were present, such as chlorite, epidote, actinolite, biotite, and sericite, however these minerals were not related to the supergene mineralization.

Hypogene mineralization was dominated by chalcopyrite with associated gold. Chalcopyrite occurred as amorphous blebs and lesser disseminations hosted in massive, sometimes vuggy quartz and calcite. A good example was found in drill core from hole FAR-11-009 within the mineralized intersection between 202 m and 211.55 m. The mineralized intersections broadly occur along the regional lithological boundary shear zone between overlying Paleozoic metasediments to the west and underlying Jurassic intrusives to the east.

Most of the 2011 drill holes did not pass through the lithological boundaries, even after drilling through the mineralized structures. Therefore, it was interpreted that this mineralization occurs in close proximity to the lithological boundaries, but that the mineralized structures do not exactly follow the contact but instead occur as splays and faults emanating off the major structural boundary.

The 2011 drilling results confirmed that mineralization is still present down-dip of the intersections identified during the previous drilling campaign and are still open at depth. The infill drilling confirmed that the mineralization had significant grades and initiated the process of outlining a consistent 75m spacing between drill holes. The 2011 drilling results also indicated that the significant grades for the copper and gold mineralization were still open along strike to the northeast and southwest, as demonstrated by hole FAR-11-001, which was drilled towards the northwest. All drill holes during the 2011 drilling program intersected oxide facies mineralization with the only significant intercepts bearing sulfides in holes FAR-11-003 and FAR-11-009. The supergene-hypogene transition occurred anywhere between 50m and 150m and appeared to be dependent on local fracturing and faulting.

A mapping and sampling program was conducted on the Farellón Property in 2012, covering the contact zone between the metasediments and the diorite. The main focus of this program was to ascertain the nature of the veins occurring within each major rock type, and to determine whether any major differences existed in vein structure, mineralogy, alteration, size, and geochemical composition. Over 1,270 mapping sites were visited, with information such as major rock type and mineralization recorded. Of these sites, 56 samples were selected and submitted for geochemical analysis. The range of total copper achieved by this sampling program was between 1.17 and 5.78 % Cu, with between 50 and 99% of that representing copper sulfide mineralization. These samples also contained from 19-2465 ppm Co, and from 0.02-2.87 g/t Au.

Two diamond drill holes were completed in 2013 by Perfoandes on behalf of Red Metal totaling 116m (45m in the first hole, 71m in the second). The first hole (F13-001) was located 28m north of FAR-11-001 on a 45○ bearing. Drill core was selectively sampled (16m sampled from FAR-13-001 and 15m sampled from FAR-13-002), and analyzed for Au, total Cu and soluble Cu. A significant intersection was encountered in each drill hole, returning 0.7% Cu and 0.2 g/t Au over 6m. The second hole recorded 1.75% Cu and 0.25 g/t Au over 9m. These results confirmed similar findings from FAR-11-001, which was collared 28m to the south. Both holes recorded the change in mineralogy from dominantly ankerite and other carbonates to more quartz-dominant, containing pyrite and chalcopyrite mineralization.

19 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

In 2014, the Company entered into a contract with a Chilean artisanal miner allowing the artisanal miner to extract mineralized material on the Farellón property in return for a 10% net sales royalty. In January 2015, the artisanal miner began selling mineralized material to ENAMI, the Chilean national mining company. To date approximately 11,265 tonnes of sulfide-mineralized material with an average grade of 1.67% Cu, 5.8 g/t Ag and 0.21 g/t Au, as well as 1,813 tonnes of oxide mineralized material with an average grade of 1.56% Cu has been sold to ENAMI. The ENAMI processing facility currently does not have the capability of recovering cobalt and therefore the artisanal miner did not regularly analyze for cobalt. Three grab samples taken from the same location as the mined mineralized material (Level 7 - 70m level), were analyzed for gold, copper, and cobalt, with results shown below in Table 14.

Table 14 - Level 7 sampling

70 metre Level Sampling*
Gold (ppm)	Copper (%T)	Cobalt (%)
n/a	2.86	0.12
n/a	1.43	0.07
2.2	6.8	0.11

  *Grab samples are selective in nature and random in size and may not be representative of mineralization characteristics. n/a = not analyzed.

The Kahuna concession (part of the Farellón Project area) was historically held by Vector Mining, a private company, and optioned to Catalina Resources PLC (Catalina), a private UK registered mineral exploration company. Catalina conducted a geophysical exploration program in order to determine whether the mineralized structures to the northeast, exploited in the Carrizal Alto mine, extended into the Kahuna area, to determine whether any such structures were associated with possible sulfide mineralization, and to define drill targets for a subsequent phase of work. The survey area was traversed in detail and a geological map was prepared showing all the different lithologies and previous mine workings. Two target areas were defined; one within the diorite intrusive hosting the high-grade mineralization at the old Carrizal Alto mine, the other in the surrounding metamorphic sediments. Two ground geophysical surveys (induced polarization (IP) and magnetometry) were completed May 2007, confirming the continuity of the mineral-bearing structures between Carrizal Alto and the Kahuna area, allowing for the definition of sites for follow-up drilling.

The ground magnetic survey was completed on a grid measuring 1.2km by 3.2km. A total of 70km were surveyed on lines spaced 50m apart. In the IP survey a total of 27km of data were acquired with a gradient array. Three 1km lines were surveyed in a more detailed follow-up survey with a multi-array consisting of both pole-dipole and multi-bipole gradient array. The principal orientation of the shear zones was confirmed to be to the northeast towards Carrizal Alto where similar structures were exploited previously for copper and cobalt. However, there are also several trends to the northwest interpreted to be fault zones that offset the mineralized shear zones slightly. A north-south trend is probably due to dykes. A strong IP anomaly was located in the western portion of the survey area. The IP anomaly correlated with a shallow strongly conductive zone known to be associated with mineralization developed on the margin of the intrusive and exposed in shallow workings. Despite positive results warranting further attention, Catalina eventually dropped the option to the Kahuna Property, and it returned to Vector Mining.

20 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Figure 6 - Drill hole collar locations on the Carrizal Property
(Geology based on Arevelo and Welkner, 2003; figure supplied by Red Metal).

Perth Project Area

The northern concessions of the Carrizal Property have historically been called the Perth Project. There are numerous artisanal workings throughout this section of the Carrizal Property. The Puenta Negra Mine area contains the Argentina and Dos Amigos veins, with the most significant workings on the property occurring at the Argentina shaft. Unfortunately, no historic mining records have been located for the Argentina and Dos Amigos veins.

In the 1990s the Cachina Grande area of the Carrizal Alto received some attention. The Cachina Grande area is underlain by Paleozoic metasediments to the west of the dioritic-hosted Carrizal Alto. In 1991, seven samples from the Cachina Grande area were taken for the report on the Carrizal Alto mining district by Oliver Resources (Ulriksen, 1991). Samples were taken from the Argentina old workings vein 1.8m, resulting in a range of Cu between 1.76 and 3.4% Cu, and between 0.05 and 1.22 g/t Au. Samples taken from the Dos Amigos North dump were grab samples and ranged between 0.46 and 0.83% Cu, and between 1.29 and 3.41 g/t Au.

Appleton Resources Ltd. optioned the Perth Property in 2007 and completed a surface sampling program covering 12 veins identified on the southern portion of the project area, as part of a NI 43-101-compliant report on their Perth Caliza Property (which includes the southern portion of the current Perth project area) (Butrenchuk, 2008). Significant results from the 56-sample program by Appleton Resources in 2007 include total copper between 0.01 and 11.4% Cu, and between 0.01 and 10.7 g/t Au and up to 0.186% Co.

21 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Figure 7 - Argentina Shaft and Headframe in the northern Perth Project Area

In 2011, the Company conducted another sampling program, collecting 129 samples from its Perth Property, and analysing for total copper, soluble copper, gold, and cobalt. Results include total copper ranging between 0.01 to 11.36% Cu, gold ranging between 0.01 to 29.93 g/t Au, and cobalt ranging between 2 to 6933 ppm.

In 2013 and 2014, the Company optioned the Perth Project area to Mineria Activa, a Chilean private mining company. Mineria Activa conducted a surface sampling, stripping and channel sampling program followed by a two-phase drilling program within the Perth Project area. The surface sampling and stripping program consisted of collecting 762 samples, a combination of grab and chip samples, and analysing them for total copper, soluble copper, gold, and cobalt. Results included a range of copper total results between 0.001 and 7.16% Cu, between 0.005 and 16.5g/t Au, and between 0.001 and 0.437% Co. Mineria Activa drilled 30 diamond drill holes on the Perth Project area, of these 30 holes, only three were entirely on the Red Metal mineral concessions, the remainder targeted a vein that is exposed at surface on a claim owned by another company that runs through the middle of Red Metal’s Perth Project area. Of these three drill holes only one, DP-04, intersected any significant mineralization; 1 m grading 2.15 gt Au, 1.32% Cu and 0.017% Co.

2022 Drilling Program on Farellon Alto

During January – February 2022, the Company successfully completed a nine-hole 2,010m drill program on its Farellon Alto 1-8 concession. The drill program targeted down dip extensions of known mineralized zones as well as testing new zones.

Highlights

●	First hole on new zone intercepted six meters of vein with strong visible copper sulphides; further 1.5 km of untested strike length;
●	All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits; and
●	Diamond drill core provided valuable alteration and structural information not seen in previous RC drilling.

Diamond Drilling

First five drillholes were focused at the northern end of the previously drilled Farellon project close to the artisanal mine workings. All five drill holes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite, zones of strong alteration associated with IOCG deposits and breccia zones up to 20m in width. Significant elements noted in initial observations included widespread potassic and argillic alteration and significant amounts of iron oxides transitioning from hematite into magnetite at depth.

22 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

The final four drillholes of the program targeted the south and north end of the Farellon zone and tested a previously undrilled structure parallel to the Farellon zone. These four drillholes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite and zones of strong alteration associated with IOCG deposits.

Table 15 - Summary of holes (1)

Drillhole	Target	Length	Highlights
FAR-22-012	Farellon North	143	9 metre zone with visible copper sulphide mineralization, infill gap in historic drilling
FAR-22-013	Farellon North	170	Extending known mineralization down dip by ~50 m, 23 metre zone of quartz/calcite veining with copper sulphides
FAR-22-014	Farellon North	158	Step out ~100m along strike
FAR-22-015	Farellon North	266	Down dip from FAR-22-014
FAR-22-016	Farellon North	286	Extend known mineralization to 196 metres vertical depth
FAR-22-017	Farellon South	326	Mineralized breccia zone at 236-243 m
FAR-22-018	Farellon South	293	Multiple zones of disseminated chalcopyrite mineralization and intense IOCG associated alteration
FAR-22-019	Farellon North	188	85-91 m brecciated quartz veining with strong chalcopyrite mineralization
FAR-22-020	New Zone	182	142-147.6 m quartz calcite vein with strong chalcopyrite mineralization and actinolite, iron and sericite alteration

(1) Widths are drill indicated core length as insufficient drilling has been undertaken to determine true widths with at this time.

New Zone Drill Tested

The newly tested parallel structure lies approximately 250 metres west of the Farellon vein and was mapped and sampled on surface in 2012. Mapping completed in 2012 traced the vein continuously over approximately 1.5km. All six surface samples taken along the structure in 2012 are listed below and all samples returned significant copper, gold and cobalt. The structure was tested with one drillhole and a six-metre quartz calcite vein was intercepted from 142m to 142.6m with visible chalcopyrite mineralization, intense pyrrhotite, albite and actinolite alteration.

Table 16 - Historic 2012 surface sampling on new zone

Sample ID	Easting	Northing	CuT%	Au g/t	Co%
123984	309701	6889159	4.97	0.43	0.07
123985	309862	6889291	3.73	0.80	0.02
123986	309644	6889070	3.40	0.41	0.03
123987	309424	6888843	1.60	0.23	0.10
123989	309227	6888420	3.86	0.68	0.04
123990	309040	6888003	2.49	0.63	0.02

As of the date of this MD&A sampling is ongoing for drillholes and no visual estimates of grade have been made.

Sample Preparation, Analysis, and Security

Red Metal has implemented a quality control program to comply with industry best practices for sampling, chain of custody and analyses. Certified copper gold reference standards, blanks and duplicates are inserted at the core processing site as part of the QA/QC program in addition to the control samples inserted by the lab.

23 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

MATEO PROPERTY

Property Description and Location

The Mateo Property is composed of five mineral concessions covering 182 hectares in the III Region of Chile, Region de Atacama. The Mateo Property is situated 10 kilometres east of the City of Vallenar with the highest point at approximately 1,050m above sea level. The Mateo property is located close to power, water, and the urban centre of Vallenar, with a readily available mining workforce.

Accessibility

The Mateo Property is easily accessible year-round via a well-used road from Vallenar. The road crosses through the middle of the west half of the property and along the southern border of the east half of the property.

Geology and Mineralization

The Mateo Property is located within the brittle-ductile north-south-trending Atacama Fault System that is known to host many of the major deposits in the Candelaria IOCG belt. Known mineralization is hosted in an andesitic volcaniclastic sequent assigned to the Bandurrias Formation. Widespread iron oxide and skarn style alteration indicate an IOCG mineralizing system further supported by significant amounts of economic grade mineralization found in six historic artisanal mines on the property. Mineralization is found in mantos, veins and breccias.

Exploration History

Historical work on the Mateo Property includes several drill programs completed by different Chilean private and public companies. Records exist from eight drill holes completed in 1994 on the Irene mine and include two full reports written by ENAMI, the Chilean national mining company, with interpretation of mineralization and recommendations for further exploration and mining work.

The Irene mine was investigated by ENAMI in 1994. Work completed during the time included surface RC drilling, including 490 metres in four RC drill holes, and underground diamond drilling, including 220m in four drill holes. The Company obtained ENAMI’s reports of mining activities from 1994 to 1997. Approximately 11,875 tonnes of rock were mined in that time averaging 4.3% Cu, 61.9g/t Ag, and 1.01g/t Au. During the period June 2009 to December 2010, the vendor of the Irene mine, Minera Farellon, conducted small scale mining activities on a different area of the Irene claims and mined 1,705 tonnes grading 1.39% Cu, 1.39 g/t Ag, 0.29 g/t Au in sulphides and 1,477 tonnes grading 1.98% Cu in oxides. The difference in grade between the historic work and recent work is not an indication that further high-grade material will not be found on the Mateo Property and further modeling and exploration work needs to be completed to determine the best drill targets.

Drilling

No drilling has been completed on the Mateo Property.

Sampling, Analysis and Data Verification

In 2011, the Company completed a mapping and prospecting program over an area including the Mateo concessions and a wide area surrounding the concessions. The geological mapping identified nine significant zones of mineralization on the property and confirmed widespread skarn style alteration. Reconnaissance samples were collected on multiple mineralized structures from mantos, veins and mineralized breccia bodies. All samples were taken to Geoanalitica Ltda Laboratories in Coquimbo. No reference samples were used for the mapping samples.

Samples of 21.72g/t Au with 0.69% Cu, 3.10g/t Au with 0.50% Cu and 3.57g/t with 0.62% Cu taken from one vein traced for approximately 350m on surface. Multiple mineralized veins, mantos and breccia bodies were identified with 36 of 138 samples returning Au results greater than 1.00 g/t and 59 of 138 samples returning Cu results greater than 1.00%.

Recommended Plan of Exploration and Development

Based on the positive results from the multiple past exploration programs on the Farellón Project area, as well as successful 2022 drilling program, the Company will continue with a planned 20,000m drilling program to test down to 400m depth with enough intercepts to complete an initial mineral resource estimate. The Company has budgeted approximately $5,202,000 for this drilling program.

24 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Capital Resources

The Company’s ability to acquire and explore its Chilean claims is subject to the Company’s ability to obtain the necessary funding. The Company’s management expects to raise funds through any combination of debt financing and/or sale of its securities. The Company has no committed sources of capital. If management is unable to raise funds as and when needed, the Company may be required to curtail, or even to cease, its operations.

Contingencies and Commitments

The Company had no contingencies at January 31, 2022.

As of the date of this MD&A, the Company has the following long-term contractual obligations and commitments, notwithstanding $1,715,016 the Company owes to its related parties under notes and amounts payable that are due on or after January 31, 2023 (as amended), and $151,907 in Chilean withholding taxes payable:

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of USD$600,000. The royalty payments are due monthly once exploitation begins and are subject to minimum payments of USD$1,000 per month.

Quina royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Quina concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Exeter royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Exeter concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Che royalty. The Company is committed to paying a royalty equal to 1% of the net sales of minerals extracted from the concessions to a maximum of USD$100,000 to the former owner. The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.

Mineral property taxes. To keep its mineral concessions in good standing the Company is required to pay mineral property taxes of approximately USD$35,000 per annum.

QUALIFIED PERSON

Caitlin Jeffs, P. Geo., President and Chief Executive Officer of the Company, is a “qualified person” as defined by NI 43-101 and has reviewed and approved, or has prepared, as applicable, the disclosure of the scientific and technical information contained in this document.

SELECTED ANNUAL INFORMATION

Table 17 - Comparison of financial condition

	Year ended January 31, 2022	Year ended January 31, 2021 (restated)*	Year ended January 31, 2020 (restated)*
Comprehensive loss	$1,684,433	$174,313	$426,061
Net loss per share - basic and diluted	$0.04	$0.01	$0.01
Total assets	$1,471,674	$996,104	$886,008

*Restated for change in presentation currency

25 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

RESULTS OF OPERATIONS

During the year ended January 31, 2022, the Company reported a net loss of $1,622,000 as compared to net loss of $210,654 the Company incurred during the year ended January 31, 2021. The Company’s total operating expenses during the year ended January 31, 2022, were $1,520,118, an increase of $1,162,548 as compared to $357,570 the Company reported for the year ended January 31, 2021. The largest factor that contributed to the increase in operating expenses was attributed to $327,070 the Company recognized in share-based compensation associated with options to acquire up to 1,750,000 shares the Company granted to its directors, officers, and consultants from its rolling stock option plan that was adopted on July 13, 2021. The Company’s professional fees increased by $151,737, from $161,942 incurred during the year ended January 31, 2021, to $313,679 the Company incurred during the year ended January 31, 2022. This increase was mainly associated with legal fees required to assist the Company with preparing the documents for continuation from Nevada to British Columbia and to carry out an Annual Special Meeting of the Company’s shareholders, to assist the Company with listing its common shares on the CSE through the filing of the Prospectus, and other day-to-day legal advice. The Company’s mineral and exploration expenses increased by $300,397, from $7,272 incurred during the year ended January 31, 2021, to $307,669 incurred during the year ended January 31, 2022. The higher mineral exploration expenses during the year ended January 31, 2022, were associated with the payment of 2020/21 and 2021/22 property taxes on all Company’s mineral exploration projects, as well as with the costs associated with drilling program on the Farellon Alto 1-8 concession, which commenced on January 25, 2022, and was finalized subsequent to the year ended January 31, 2022.

During the year ended January 31, 2022, the Company incurred $214,008 in consulting fees to its management, the companies controlled by them, and to external consultants (2021 - $71,673). The Company’s regulatory fees increased by $36,126, from $25,905 incurred during the year ended January 31, 2021, to $62,031 incurred during the year ended January 31, 2022. The higher regulatory fees during the current period were associated with the extra filing and regulatory fees associated with the Unit and Receipt Offerings, as well as with the filing of the Prospectus to list the Company’s shares on the CSE.

The Company’s general and administrative expenses increased by $188,458 to $230,582 during the year ended January 31, 2022, as compared to $42,124 incurred during the comparative period ended January 31, 2021. The increase was associated mostly with the Company’s investor relation activities of $177,357 (2021 - $955), and with increased value added tax, which, for the year ended January 31, 2022, totaled $9,717 (2021 - $1,012). In addition, the Company spent $17,787 on its office expenses, $16,189 on administrative fees, $5,528 on automobile expenses and $3,784 on bank charges (2021 - $11,630, $21,363, $3,392 and $3,143, respectively).

The salaries paid to the staff employed through the Company’s Chilean subsidiary increased by $9,914, to $47,419 from $37,505 incurred during the year ended January 31, 2021.

In addition to the regular business operating expenses, the Company’s overall net loss for the year ended January 31, 2022, was effected by $118,144 in interest payable on the notes payable the Company issued to its related parties (2021 - $105,766), which was in part offset by $2,404 gain on foreign exchange fluctuations (2021 - $2,811 loss) and $13,858 forgiveness of debt (2021 - $255,493).

During the year ended January 31, 2021, the Company entered into an agreement with its former legal representative in Chile (the “Debt Holder”) whereby the Debt Holder agreed to forgive the amounts the Company owed to him for unpaid salaries, being $169,940 (101,385,974 pesos), and a total of $34,030 (20,302,303 pesos) the Company owed under 8% notes payable, in exchange for $53,408 (USD$40,000), of which $28,128 (USD$25,000) the Company paid on August 10, 2020, and $18,981 (USD$15,000) on September 9, 2021. In addition, during the year ended January 31, 2021, the Company recorded $102,465 as forgiveness of debt associated with reversal of an old debt which exceeded the statute of limitations as promulgated under Chilean Laws. These transactions resulted in a total gain on forgiveness of debt of $255,493 (of which $2,466 is attributed to effect of foreign currency translation).

26 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Summary of Quarterly Results

Results for the most recently completed financial quarters are summarized in the table below:

Table 18 - Summary of quarterly results

Period ended	Net income/(loss)	Income/(loss) per share; basic and diluted
January 31, 2022	$(838,316)	$(0.02)
October 31, 2021	$(227,225)	$(0.01)
July 31, 2021	$(390,096)	$(0.01)
April 30, 2021	$(166,363)	$(0.00)
January 31, 2021	$(185,176)	$(0.00)
October 31, 2020	$9,304	$0.00
July 31, 2020	$(59,785)	$(0.00)
April 30, 2020	$25,003	$0.00

During the quarter ended January 31, 2022, we recorded a net loss of $835,316. The Company’s total operating expenses during the three-month period ended January 31, 2022, were $826,167 with the largest expense associated with $327,070 we recorded in share-based compensation on options we granted to the Company’s officers, directors, and consultants to acquire up to 1,750,000 Shares. Further expenses were associated with $186,034 in mineral exploration costs associated with the drilling program on our Farellon Alto 1-8 concession, $91,822 in professional fees which included legal services, accounting and audit fees, as well as $73,947 we incurred in consulting fees which were associated with the Company’s listing on the CSE and with increased business operations. Our general and administrative fees were $113,175 and included $89,715 in advertising and promotion expenses mainly associated with our efforts to raise awareness about the Company and its operations. Our salaries, wages and benefits amounted to $9,007 and were associated with the payroll we pay to our employees working in Polymet. Our interest on current debt during the 4th quarter of fiscal 2022 increased to $30,872. The above expenses were in part offset by $13,858 gain we recorded associated with debt forgiven by our vendors, and by $4,865 in gain associated with foreign exchange fluctuation.

During the quarter ended October 31, 2021, we recorded a net loss of $227,225. The Company’s total operating expenses during the three-month period ended October 31, 2021, were $198,101 with the largest component of operating expenses represented by $66,224 the Company incurred in professional fees mainly associated with legal fees we incurred on preparing Prospectus to list our Shares on the CSE; our consulting fees amounted to $53,855 and were also connected with our listing on the CSE and therefore need to seek expert advise from external consultants. To prepare the investor community and to raise awareness about our Company we incurred $38,574 in advertising and promotional activities. Our salaries, wages and benefits amounted to $19,784 and were associated with the payroll we pay to our employees working in Polymet. These operating expenses were further increased by $29,993 in interest on the notes payable we issued to our related parties.

During the quarter ended July 31, 2021, we recorded a net loss of $390,096. The Company’s total operating expenses during the three-month period ended July 31, 2021, were $358,438 with the largest component of operating expenses associated mainly with increased mineral exploration costs, which totaled $106,319 and included a payment of 2020/21 and 2021/22 property taxes on all our mineral exploration projects, and with increased professional fees, which, for the three-month period ended July 31, 2021, amounted to $101,940. The increase in professional fees was mainly associated with increased legal fees required to assist us with listing our shares on the CSE as well as assistance with our non-brokered private placement of units which we closed on May 17, 2021 (the “Unit Offering”) and a non-brokered private placement of subscription receipts (the “SR Offering”). In addition, during the three-month period ended July 31, 2021, we incurred $51,556 in consulting fees to our management, the companies controlled by our management, and to independent consultants. Our general and administrative fees were $54,714, and included $42,336 in advertising and promotion fees; our regulatory fees were $29,296 and were associated with extra filing and regulatory fees associated with the Unit and Receipt Offerings, as well as with the filing of our Prospectus. Our salaries, wages and benefits amounted to $9,215 and were associated with the payroll we pay to our employees working in Polymet. These operating expenses were further increased by $30,069 in interest on the notes payable we issued to our related parties.

27 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

During the quarter ended April 30, 2021, we recorded a net loss of $166,363. The Company’s total operating expenses during the three-month period ended April 30, 2021, were $137,426 with the largest component of operating expenses associated mainly with professional fees, which, for the three-month period ended April 30, 2021, amounted to $53,772 and were represented mainly by legal fees required to assist us with preparing the continuation to BC, Canada and Annual Special Meeting of our shareholders, as well as assistance with our Unit Offering and SR Offering. During the three-month period ended April 30, 2021, we incurred $34,732 in consulting fees to our management and the companies controlled by them. Our mineral and exploration expenses amounted to $11,490, and were associated with the preparation of the Farellon Alto 1-8 concession for the drilling program which started in January of 2022. Our general and administrative expenses totaled $18,868 and included $6,783 in advertising and promotion expenses, $4,035 in administrative fees, and $3,528 in automobile expenses. Our salaries, wages and benefits amounted to $9,361 and were associated with the payroll we pay to our employees working in Polymet. These operating expenses were further increased by $27,260 in interest on the notes payable we issued to our related parties.

During the quarter ended January 31, 2021, we recorded a net loss of $185,176. The Company’s total operating expenses during the three-month period ended January 31, 2021, were $155,068 of which the largest component was associated with $75,707 we incurred in professional fees including legal fees required to assist us with preparing the continuation to BC, Canada and Annual Special Meeting of our shareholders, as well as year-end audit fees. During the same period, we incurred $40,802 in consulting fees to our management and the companies controlled by them. Our mineral and exploration expenses amounted to $1,566, and were associated with maintenance of our exploration claims in Chile. Our general and administrative expenses totaled $13,527 and included $4,315 in administrative fees and $7,089 in office expenses. Our salaries, wages and benefits amounted to $9,707 and were associated with the payroll we pay to our employees working in Polymet. These operating expenses were further increased by $28,388 in interest on the notes payable we issued to our related parties.

During the quarter ended October 31, 2020, we recorded a net income of $9,304. The Company’s total operating expenses during the three-month period ended October 31, 2020, were $119,910 of which the largest component was associated with $58,805 we incurred in professional fees including legal fees required to assist us with preparing the continuation to BC, Canada as well as other day-to-day operations. During the same period, we incurred $31,165 in consulting fees to our management and the companies controlled by them. Our mineral and exploration expenses amounted to $1,592, and were associated with maintenance of our exploration claims in Chile. Our general and administrative expenses totaled $8,648 and included $4,542 in administrative fees and $1,749 in office expenses. Our salaries, wages and benefits amounted to $10,927 and were associated with the payroll we pay to our employees working in Polymet. These operating expenses were further increased by $28,481 in interest on the notes payable we issued to our related parties. The expenses we incurred during the quarter ended October 31, 2020, were offset by $158,952 gain on forgiveness of debt we recognized on our agreement with our former legal representative in Chile, who agreed to forgive the amounts we owed to him for unpaid salaries, being $169,940 (101,385,974 pesos), and a total of $34,030 (20,302,303 pesos) we owed him under 8% notes payable, in exchange for $53,408 (USD$40,000) cash payment.

During the quarter ended July 31, 2020, we recorded a net loss of $59,785. The Company’s total operating expenses during the three-month period ended July 31, 2020, were $32,978 of which the largest component was associated with $15,097 we incurred in professional fees including legal and audit fees. During the same period, we incurred $2,308 in exploration fees which were associated with maintenance of our exploration claims in Chile and payment of property tax on our Farellon Alto 1-8 concession. Our general and administrative expenses totaled $2,308 and included $4,542 in administrative fees which were offset by a recovery of $3,810 in office expenses. Our salaries, wages and benefits amounted to $7,031 and were associated with the payroll we pay to our employees working in Polymet. These operating expenses were further increased by $26,593 in interest on the notes payable we issued to our related parties.

During the quarter ended April 30, 2020, we recorded a net income of $25,003. The Company’s total operating expenses during the three-month period ended April 30, 2020, were $53,748 of which the largest component was associated with $13,907 we incurred in professional fees including legal and audit fees. During the same period, we incurred $1,592 in mineral and exploration expenses which were associated with maintenance of our exploration claims in Chile. Our general and administrative expenses totaled $18,112 and included $8,467 in administrative fees and $6,631 in office expenses. Our salaries, wages and benefits amounted to $10,650 and were associated with the payroll we pay to our employees working in Polymet. These operating expenses were further increased by $24,404 in interest on the notes payable we issued to our related parties. The expenses we incurred during the quarter ended April 30, 2020, were offset by $102,845 gain on forgiveness of debt associated with reversal of an old debt which exceeded the statute of limitations as promulgated under Chilean Laws.

28 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Liquidity and Capital Resources

As of January 31, 2022, the Company had a cash balance of $474,317, working capital of $379,864 and cash used in operations totaled $1,104,915 for the year then ended.

During the year ended January 31, 2022, the Company supported its operation mainly through cash generated from equity financing. On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $577,450 (the “Unit Offering”). For more information, please refer to the Private Placements section included in Outstanding Share Data of this MD&A. The Company raised further $969,131 by issuing 6,460,872 subscription receipts (each a “Subscription Receipt”) from its non-brokered private placement of subscription receipts, which the Company closed on June 15, 2021. For more information, please refer to the Subscription Receipts section included in Outstanding Share Data of this MD&A.

The funds raised in the Unit Offering and SR Offering are being used to finance the 2022 Drilling Program on Farellon Alto 1-8 concession and to support the Company’s day-to-day operations.

The Company did not generate cash flows from its operating activities to satisfy the cash requirements for the year ended January 31, 2022. The amount of cash that the Company has generated from its operations to date is significantly less than its current and long-term debt obligations, including the debt under long-term notes and advances payable to related parties. To service the Company’s debt, management relies mainly on attracting cash through debt or equity financing.

Transactions with Related Parties

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

Table 19 details the transactions with related parties for the years ended January 31, 2022 and 2021.

Table 19 - Related party transactions

	Year ended January 31,
	2022	2021
Consulting fees to a company owned by an officer and director	$59,141	$21,466
Consulting fees to a company controlled by officers and directors	60,070	30,666
Consulting fees paid or accrued to a company controlled by VP of Finance	24,036	-
Consulting fees to an officer and director	-	9,200
Mineral exploration expenses paid to a company controlled by officers and directors	42,760	-
Legal fees paid to a company controlled by a director	37,036	2,794
Rent fees accrued to a company controlled by officers and directors	9,034	6,133
Stock-based compensation for options to acquire up to 1,390,000 Shares issued to directors and officers	270,170	-
Total transactions with related parties	$502,247	$70,259

At January 31, 2022, the Company had prepaid consulting fees to VP of Finance of $7,120.

29 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

The following table shows the amounts due to related parties as at January 31, 2022 and 2021

Table 20 - Amounts due to related parties

	January 31, 2022	January 31, 2021
Due to a company owned by an officer and director (a)	$21	$22,341
Due to a company controlled by officers and directors (a)	39,565	16,270
Due to a company controlled by officers and directors (a)	5,650	-
Due to the Chief Executive Officer (“CEO”) (a), (b)	5,476	35,200
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,272	10,278
Due to a major shareholder (a), (b)	3,180	3,195
Due to a company controlled by a director (a)	2,090	2,833
Total due to related parties	$57,254	$90,117

(a)	Amounts are unsecured, due on demand and bear no interest.

(b)	On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $1,908 (USD$1,500), CFO agreed to acquire the NSR for $1,272 (USD$1,000), and the major shareholder agreed to acquire the NSR for $3,180 (USD$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

On October 31, 2021, the Company and its related parties agreed to defer certain debt the Company owed to them until January 31, 2023. As such, the following amounts were reclassified to long-term debt:

Table 21 - Amounts due to related parties reclassified from current to long-term

January 31, 2022
Due to a company owned by an officer (c)	$74,763
Due to a company controlled by a director (c)	84,750
Total due to related parties	$159,513

(c)	Amounts are unsecured, bear no interest, and are payable on or after January 31, 2023.

30 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

The following amounts were due under the notes payable the Company issued to related parties:

Table 22 - Long-term related party notes payable

	January 31, 2022	January 31, 2021
Note payable to CEO (d)	$804,309	$742,816
Note payable to CFO (d)	14,298	13,265
Note payable to a company controlled by directors (d)	566,166	483,658
Note payable to a major shareholder (d)	170,730	157,648
Total notes payable to related parties	$1,555,503	$1,397,387

(d)	The notes payable to related parties accumulate interest at a rate of 8% per annum, are unsecured, and are payable on or after January 31, 2023, as renegotiated by the Company on August 31, 2021.

During the year ended January 31, 2022, the Company accrued $118,144 (January 31, 2021 - $104,422) in interest expense on the notes payable to related parties.

Subsequent to January 31, 2022, the Company received an additional $432,702 in exchange for notes payable to Ms. Caitlin Jeffs, the Company’s CEO. The notes payable accumulate interest at a rate of 8% per annum, are unsecured, and due on demand.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

Table 23 - Outstanding share data

Type	Amount	Conditions
Common shares	54,866,625	Issued and outstanding
Warrants	3,849,668	Exercisable into 3,849,668 common shares at a price of $0.20 per share until May 17, 2024 (as extended on May 2, 2022)
Broker Warrants	149,310	Exercisable into 149,310 common shares at a price of $0.20 per share until May 17, 2023
Warrants	6,460,872	Issued as part of subscription receipts; exercisable into 6,460,872 common shares at a price of $0.30 per share until November 22, 2022, and at a price of $0.60 during the period from November 23, 2022 to November 22, 2023
Broker Warrants	228,389	Issued as part of offering of subscription receipts to certain finders; exercisable into 228,389 common shares at a price of $0.30 per share until November 22, 2022, and at a price of $0.60 during the period from November 23, 2022 to November 22, 2023
Warrants	3,308,666	Exercisable into 3,308,666 common shares at a price of $0.30 per share until May 16, 2023, and at a price of $0.60 during the period from May 16, 2023 to May 16, 2024
Broker Warrants	202,090	Exercisable into 202,090 common shares at a price of $0.30 per share until May 16, 2023, and at a price of $0.60 during the period from May 16, 2023 to May 16, 2024
Stock options	1,750,000	Exercisable into 1,750,000 common shares at a price of $0.25 per share until November 24, 2026. Of this amount an option to acquire up to 50,000 common shares vests quarterly over a period of 12 months beginning on February 24, 2022
	70,815,620	Total shares outstanding (fully diluted)

Private Placements

On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $577,450 (the “Unit Offering”). Each Unit consisted of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.20 per common share for a period of 24 months from the date of issue. The Warrants are subject to an acceleration clause in the event that the common shares are listed on a recognized stock exchange and trade at a price of $0.30 or greater for 10 consecutive trading days, in which event the Company may notify warrant holders that the Warrants must be exercised within a period of 30 days. In case the Warrant holders do not exercise them within the accelerated 30-day period, the warrants will expire automatically. On May 2, 2022, the Company announced an extension of the expiry date of these warrants for an additional 12-month period, being May 17, 2024.

In connection with the Unit Offering, the Company paid cash commissions aggregating $22,239 and issued 149,310 Warrants to registered broker-dealers (the “Broker Warrants”). The Broker Warrants expire on May 17, 2023, all other terms and conditions of the Broker Warrants are the same as the Warrants purchased by other subscribers in the Unit Offering.

31 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

On March 25, 2022, the Company announced its intention to complete a non-brokered private placement (the “2022 Offering”) of up to 6,666,667 units (the “2022 Units”) at a price of $0.15 per 2022 Unit for gross proceeds of up to $1,000,000. Each 2022 Unit consisting of one common Share and one whole transferable common share purchase warrant (a “2022 Warrant”). Each whole 2022 Warrant entitling the holder thereof, on exercise, to purchase one Share (a “2022 Warrant Share”) until the close of business on the day which is 24 months from its date of issue at an exercise price of $0.30 per 2022 Warrant Share for the first 12 months from its date of issue and $0.60 per 2022 Warrant Share for the remaining 12 months. On May 16, 2022, the Company closed the first tranche of the 2022 Offering for gross proceeds of $496,300. In connection with the first tranche of the 2022 Offering, the Company paid aggregate finder’s fees of $30,314 and issued 202,090 Share purchase warrants with the same terms as 2022 Warrants.

Subscription Receipts

On June 15, 2021, the Company closed a non-brokered private placement by issuing 6,460,872 subscription receipts (each a “Subscription Receipt”) at a price of $0.15 per Subscription Receipt for aggregate gross proceeds of $969,131 (the “SR Offering”).

Each Subscription Receipt automatically entitled the holder thereof, without payment of any additional consideration and without further action on the part of the holder, to acquire one Subscription Receipt Unit (an “SR Unit”). Each SR Unit consisted of one common share and one common share purchase warrant of the Company (each, an “SR Warrant”). Each SR Warrant entitles the holder to purchase an additional common share of the Company at a price of $0.30 per common share, if exercised during the first year following the release from escrow, and at a price of $0.60, if exercised during the second year following the release from escrow.

Until the escrow release conditions (including the listing of the Company’s common shares on a recognized stock exchange in Canada) were met in full, the Subscription Receipts, and the proceeds of the SR Offering were held in trust by an escrow agent appointed by the Company.

On November 18, 2021, the Company received a receipt for the Prospectus with the B.C. Securities Commission after which, having satisfied the escrow release conditions, the escrowed funds were released to the Company effective November 22, 2021, and an aggregate of 6,460,872 Subscription Receipts were automatically converted, without any further consideration, into 6,460,872 common shares of the Company and 6,460,872 SR Warrants.

In connection with the closing of the SR Offering, the Company paid certain registered investment dealers a total of $39,261 and issued 228,389 Warrants to the finders valued at $92,653 (the “Broker SR Warrants”). The Broker SR Warrants are subject to the same terms and conditions as the SR Warrants purchased by other subscribers in the SR Offering.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES

All significant accounting policies adopted by the Company have been described in the notes to the audited consolidated financial statements for the year ended January 31, 2022.

New accounting standards and interpretations

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company’s unaudited condensed interim financial statements. The Company intends to adopt the standards when they become effective. The Company has not yet determined the impact of these standards on its financial statements, but does not anticipate that the impact will be significant.

32 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

RISKS AND UNCERTAINTIES

General

The Company is in the business of exploring and, if warranted, developing mineral properties, which is a highly speculative endeavor. A purchase of any of the common shares involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the common shares should not constitute a significant portion of an individual’s investment portfolio and should be made only by persons who can afford a total loss of their investment. Prospective shareholders should evaluate carefully the following risk factors associated with an investment in the common shares.

The following risks and uncertainties could materially adversely affect the Company’s business, financial condition and results of operations. Additional risks and uncertainties not presently known to management of the Company or that are currently deemed immaterial may also impair the Company’s operations and financial condition.

Risks Relating to our recent Conversion and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the conversion and continuation.

The conversion and continuation of our company from the State of Nevada to the Province of British Columbia, Canada is considered a migration of our company from the State of Nevada to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applied to the migration of our company from the State of Nevada to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the conversion and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, Minera Polymet SpA, we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.

Holders of shares of the Company who are U.S. taxpayers should consult their own tax advisors with respect to the application of the PFIC rules in their particular circumstances.

Negative Operating Cash Flow

Mineral exploration and development are very expensive. During the year ended January 31, 2022, the Company earned no revenue while the net loss from operations totaled $1,622,000.

33 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

The Company’s operating expenses for the year ended January 31, 2022, totaled $1,520,118 (2021 - $357,570). These expenses were further increased by $118,144 (2021 - $105,766) in interest the Company accrued on its notes payable. This loss was in part offset by $2,404 gain from foreign exchange fluctuation (2021 - $2,811 loss) and $13,858 associated with forgiveness of debt (2021 - $255,493).

As of January 31, 2022, the Company had $474,317 in cash on hand. Since inception, the Company has supported its operations through equity and debt financing and, to a minor extent, through option payments received on its option or joint venture agreements, and royalty payments from third-party vendors, who the Company allowed to mine its mineral claims. The Company’s ability to continue its operations, including exploring and developing its mineral properties, will depend on its ability to generate operating revenue, obtain additional financing, or enter into joint venture agreements. Until the Company earns enough revenue to support its operations, which may never happen, the Company will continue to be dependent on loans and sales of its equity or debt securities to continue the development and exploration activities. If the Company do not find sources of financing as and when it needs them, the Company may be required to severely curtail, or even to cease, its operations.

Insufficient Capital

The Company was incorporated on January 10, 2005, and to date has been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing. The Company’s financial statements have been prepared assuming that it will continue as a going concern. From the Company’s inception, on January 10, 2005, the Company has accumulated losses of $12,144,764. As a result, the Company’s management has expressed substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company’s operations depends on its ability to complete equity or debt financings as needed or generate capital from profitable operations. Such financings may not be available or may not be available on reasonable terms. The Company’s financial statements do not include any adjustments that could result from the outcome of this uncertainty. Whether the Company will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with its proposed exploration programs. These potential problems include, but are not limited to, finding claims with mineral deposits that can be cost-effectively mined, the costs associated with acquiring such properties and the unavailability of human or equipment resources. The Company cannot provide assurance it will ever generate significant revenue from its operations or realize a profit. The Company expects to continue to incur operating losses during the next 12 months.

Effects of COVID-19 Outbreak

In March of 2020, the World Health Organization declared an outbreak of COVID-19 a global pandemic. The COVID-19 outbreak has impacted vast array of businesses through the restrictions put in place by most governments internationally, including the USA, Canadian and Chilean governments, as well as provincial and municipal governments, regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown to what extent the COVID-19 outbreak may impact the Company and its operations as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place world-wide to fight the spread of the virus. While the extent of the impact is unknown, the COVID-19 outbreak may hinder the Company’s ability to raise financing for exploration or operating costs due to uncertain capital markets, supply chain disruptions, increased government regulations and other unanticipated factors, all of which may also negatively impact the Company’s business and financial condition.

Debt Owing to Related Parties

As of January 31, 2022, the Company owed $57,254 to related parties that were due in the next 12-month period for the services and reimbursable expenses they have provided; in addition, the Company owed its related parties $1,715,016 on account of long-term notes payable and amounts due for services, which are payable on or after January 31, 2023. The Company does not have the cash resources to pay the long-term debt; therefore, it may decide to partially pay these individuals by issuing shares of the Company’s common stock to them. Because of the low market value of the Company’s common stock, the issuance of shares will result in substantial dilution to the percentage of the outstanding common stock owned by current shareholders.

34 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Financing Risks

The Company has no history of significant earnings and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its securities. Even if the results of any future exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on the Properties. While the Company may generate additional working capital through equity offerings or through the sale or possible syndication of the Properties, there is no assurance that any such funds will be available. If available, future equity financing may result in substantial dilution to shareholders

Speculative Nature of Mineral Exploration

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

No Known Mineral Reserves

It is unknown whether the Properties contain viable mineral reserves. If the Company does not find a viable mineral reserve, or if it cannot exploit the mineral reserve, either because the Company does not have the money to do it or because it will not be economically feasible to do so, the Company may have to cease operations and you may lose your investment. Mineral exploration is a highly speculative endeavor. It involves many risks and is often non-productive. Even if mineral reserves are discovered on the Properties, the Company’s production capabilities will be subject to further risks and uncertainties including:

●	Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which the Company has not budgeted for;
●	Availability and costs of financing;
●	Ongoing costs of production; and
●	Environmental compliance regulations and restraints.

Market Factors May Affect Ability to Market Any Minerals Found

Even if the Company discovers minerals that can be extracted in a cost-effective manner, it may not be able to find a ready market for its minerals. Many factors beyond the Company’s control affect the marketability of minerals. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The Company cannot accurately predict the effect of these factors, but any combination of these factors could result in an inadequate return on invested capital.

35 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Mineral Exploration is Hazardous

The search for minerals is hazardous. In the course of exploration, development and production of mineral properties, the Company could incur liability or damages as it conducts its business due to the dangers inherent in mineral exploration, including pollution, cave-ins, fires, flooding, earthquakes and other hazards. It is not always possible to fully insure against such risks or against which the Company may elect not to insure. The Company has no insurance for these types of hazards, nor does it expect to obtain such insurance for the foreseeable future. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Government Regulations

The mining business is subject to various levels of government control and regulation, which are supplemented and revised from time to time. The Company cannot predict what legislation or revisions might be proposed that could affect its business or when any such proposals, if enacted, might become effective. The Company’s exploration activities are subject to laws and regulations governing worker safety, and, if it explores within the national park that is part of its Farellón property, protection of endangered and other special status species as well as protection of significant archeological remains, if there are any, will likely require compliance with additional laws and regulations. The cost of complying with these regulations has not been burdensome to date, but if the Company mines the Properties and processes more than 5,000 tonnes of ore monthly, it will be required to submit an environmental impact study for review and approval by the federal environmental agency. The Company anticipates that the cost of such a study will be significant and, if the study were to show too great an adverse impact on the environment, the Company might be unable to develop the property or it might have to engage in expensive remedial measures during or after developing the property, which could make production unprofitable. This requirement could materially adversely affect the Company’s business, the results of its operations and its financial condition if it were to proceed to mine a property or process ore on the property.

The Company has no immediate or intermediate plans to process ore on any of the Properties

If the Company does not comply with applicable environmental and health and safety laws and regulations, it could be fined, enjoined from continuing its operations, and suffer other penalties. Although the Company makes every attempt to comply with these laws and regulations, it cannot provide assurance that it has fully complied or will always fully comply with them.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company minimizes risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company’s operations more expensive.

36 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Competition

The mining industry is intensely competitive in all its phases. The Company competes for the acquisition of mineral properties, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees with many companies possessing greater financial resources and technical facilities than the Company. The competition in the mineral exploration and development business could have an adverse effect on the Company’s ability to acquire suitable properties or prospects for mineral exploration in the future.

Stress in the Global Economy

Negative fluctuations in a state of global economy may cause general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and lower business spending, all of which may have a negative effect on the Company’s business, results of operations, financial condition and liquidity. The Company’s suppliers may not be able to supply it with needed raw materials on a timely basis, may increase prices or go out of business, which could result in the inability of the Company to carry out its planned exploration programs. Furthermore, it may become difficult to locate other mineral exploration companies with available funds willing to engage in risky ventures such as the exploration of the Properties.

Such conditions may make it very difficult to forecast operating results, make business decisions and identify and address material business risks. As a result, the Company’s operating results, financial condition and business could be adversely affected.

The Company conducts operations in a foreign jurisdiction and is subject to certain risks that may limit or disrupt its business operations.

The Company’s head office is in Canada and its mining operations are in Chile. Mining investments are subject to the risks normally associated with the conduct of any business in foreign countries including uncertain political and economic environments; wars, terrorism and civil disturbances; changes in laws or policies, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. or Canadian dollars, and on the ability of such companies to hold U.S. or Canadian dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks could limit or disrupt the Company’s exploration programs, cause it to lose its interests in its mineral claims, restrict the movement of funds, cause it to spend more than it expected, deprive it of contract rights or result in its operations being nationalized or expropriated without fair compensation, and could materially adversely affect the Company’s financial position or the results of its operations. If a dispute arises from the Company’s activities in Chile, the Company could be subject to the exclusive jurisdiction of courts outside North America, which could adversely affect the outcome of the dispute.

Legal ownership of the claims included in the Company’s portfolio

The Company’s ability to realize a return on its investment in mineral claims depends upon whether it maintains the legal ownership of the claims. While the Company takes steps it believes are necessary to maintain legal ownership of its claims, title to mineral claims may be invalidated for a number of reasons, including errors in the transfer history or acquisition of a claim the Company believed, after appropriate due diligence investigation, to be valid, but in fact, wasn’t. The Company takes a number of steps to protect the legal ownership of its claims, including having its contracts and deeds notarized, recording these documents with the registry of mines and publishing them in the mining bulletin. The Company also reviews the mining bulletin regularly to determine whether other parties have staked claims over its ground. However, none of these steps guarantees that another party could not challenge the Company’s right to a claim. Any such challenge could be costly to defend and, if the Company lost its claim, its business and prospects would likely be materially and adversely affected.

37 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

No Anticipation of Payment of Dividends

A dividend has never been declared or paid in cash on the common shares. The Company does not anticipate such a declaration or payment for the foreseeable future. The Company intends to retain any earnings to develop, carry on, and expand its business.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of common shares will be affected by such volatility.

Fluctuating Mineral Prices and Currency Risk

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

The Company sometimes holds a significant portion of its cash in U.S. dollars. Currency exchange rate fluctuations can result in conversion gains and losses and diminish the value of its U.S. dollars. If the U.S. dollar declined significantly against the Canadian dollar or the Chilean peso, its U.S. dollar purchasing power in Canadian dollars and Chilean pesos would also significantly decline and that could make it more difficult for the Company to conduct its business operations. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Management

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

Key Person Insurance

The Company does not maintain key person insurance on any of its directors or officers, and as result the Company would bear the full loss and expense of hiring and replacing any director or officer in the event the loss of any such persons by their resignation, retirement, incapacity, or death, as well as any loss of business opportunity or other costs suffered by the Company from such loss of any director or officer.

Difficulty for United States Investors to Effect Services of Process Against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s material assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

38 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

●	Participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;
●	No commissions or other extraordinary consideration will be paid to such directors and officers; and
●	Business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

“Penny Stock” Rules May Make Buying or Selling Our Common Stock Difficult, and Severely Limit its Marketability and Liquidity

Because the Company’s securities are considered a penny stock, shareholders will be more limited in their ability to sell their shares. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than USD$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. Because the Company’s securities constitute “penny stocks” within the meaning of the rules, the rules apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the Company’s securities in any market that might develop for them. As long as the trading price of the Common Shares is less than USD$5.00 per share, the Common Shares will be subject to Rule 15g-9 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

●	Contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
●	Contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;
●	Contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;
●	Contains a toll-free telephone number for inquiries on disciplinary actions;
●	Defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and
●	Contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such shares; and (d) a monthly account statement showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Common Shares.

39 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Tax Issues

Income tax consequences in relation to the common shares will vary according to circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers prior to investing in common shares of the Company.

Other Risks and Uncertainties

Although the Company has tried to identify all significant risks, it may not have identified all risks, and other risks may exist. The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to the Company’s common shares.

Financial Instruments

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs. The estimated fair value of financial liabilities, being accounts payable, accrued liabilities, and due to related parties, approximates their carrying values due to the short-term nature of these instruments.

Capital management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, to ensure future benefits to stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at the date of the filing of this MD&A, the Company does not have any debt that is subject to externally imposed capital requirements.

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, and market risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company’s sources of funding have been through equity financings and loans from the Company’s management and its major shareholder.

40 | P a g e

RED METAL RESOURCES LTD. Management’s Discussion and Analysis As of January 31, 2022

Subsequent to January 31, 2022, the Company received additional $432,702 loan proceeds from the Company’s CEO and Director and closed the first tranche of equity financing for aggregate gross proceeds of $496,300. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

Table 24 details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2022.

Table 24 – Contractual maturities of financial liabilities

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$190,146	$-	$-
Amounts due to related parties	57,254	159,513	-
Loans payable(1)	-	1,684,462	-
Withholding taxes payable	-	-	151,907
	$247,400	$1,843,975	$151,907

(1) Payments denominated in foreign currencies have been translated using the January 31, 2022, exchange rate.

b)	Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

c)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.	Currency risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

ii.	Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

iii.	Equity Price risk
Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

CONTINGENCIES

There are no contingent liabilities.

ADDITIONAL INFORMATION

Additional information concerning the Company and its operations is available on SEDAR at www.sedar.com.

41 | P a g e